

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 13, 2017

VIA E-mail
William J. Begley Jr.,
Chief Financial Officer
Safety Insurance Group, Inc.
20 Custom House Street
Boston, Massachusetts 02110

Re: Safety Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 000-50070

Dear Mr. Begley:

We have reviewed your May 11, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note 10 - Loss and Loss Adjustment Expense Reserves, page 83

1. We note from the Private Passenger tables you provided us in response to our prior comment in our May 5, 2017 letter that:
   - Duration for physical damage is substantially shorter than for liability.
   - The percentage change in claim severity for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the percentage changes in claim severity for physical damage was double that of liability in 2016, 2015 and 2011, while the same percentage for liability significantly exceeded physical damage in 2014 and 2013.
   - Development for liability can differ significantly from development for physical damage. For example, substantially all the development in 2015 appears to be related

to liability, and development in 2016 is split with 40% related to physical damage and 60% related to liability.

- The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the initial loss estimate for accident year 2016 remained flat as compared to the initial loss estimate for accident year 2015 for liability, while significantly decreasing for physical damage.

Accordingly, it appears that the aggregation of physical damage and liability for private passenger auto insurance obscures meaningful trending information for investors and that differing settlement patterns and claim frequency and severity result in significantly different characteristics of the liability for unpaid claims and claim adjustment expenses. As a result we believe that these two lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for physical damage and liability for private passenger auto insurance in future Forms 10-K.

2. You disclose that homeowner's insurance covers physical damage to an insured's dwelling as well as liabilities to third parties. Please tell us why you did not disaggregate liability from physical damage in the tables presenting incurred claims and cumulative paid claims for 2007 – 2016. Provide us the information that would be provided in the separate tables for liability and physical damage for homeowner's insurance, if available.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance